Mail Stop 6010   July 30, 2007

Mr. Yun-hui Yu
President and Chief Executive Officer
Tongji Healthcare Group, Inc.
No.5 Beiji Road
Nanning, China

> **Re:**   **Tongji Healthcare Group, Inc.**
> **Amendment No. 3 to Registration Statement on Form SB-2**
> **Filed July 19, 2007**
> **File No. 333-140645**

Dear Mr. Yu:

　　We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 23.2 – Consent of Independent Registered Certified Public Accountants

1. We acknowledge your response to our comment nine. Although your response indicates that you removed the "Experts" disclosure from your filing, this disclosure appears to be provided on page 28. Please retain this disclosure as it is required by Part I, Item 13 of Form SB-2 and Item 509 of Regulation S-B. As previously requested, please have your accountant revise his consent to cover the reference to him as an expert on page 28 of your filing.

                    *   *   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Allen at (202) 551-3652 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or Suzanne Hayes at (202) 551-3675 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: William T. Hart, Esq.
Hart & Trinen, LLP
1624 Washington St.
Denver, CO 80203